Alpha Gold Corp.

Years Ended February 28, 2009 and February 29, 2008

Financial Statements

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Alpha Gold Corp.

We have audited the balance sheet of Alpha Gold Corp. as at February 28, 2009 and February 29, 2008 and the statements of operations, comprehensive loss and deficit and cash flows for each of the three years ended February 28, 2009, February 29, 2008 and February 28, 2007 and cumulative from inception to February 28, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Alpha Gold Corp. as at February 28, 2009 and February 29, 2008 and the results of its operations, comprehensive loss and cash flows for each of the three years ended February 28, 2009, February 29, 2008 and February 28, 2007 and cumulative from inception to February 28, 2009 in accordance with Canadian generally accepted accounting principles.

De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 28, 2009

Alpha Gold Corp.

Statements of Operations, Comprehensive Loss and Deficit

	Cumulative Inception to February 28, 2009	**For the year ended, February 28, 2009**	February 29, 2008	February 28, 2007
Revenue	$ -		$ -	$ -
Expenses				
Amortization	328,183	40,539	41,407	24,983
Automotive	146,344	16,425	15,384	16,454
Bad debts	14,999	-	-	-
Consulting and management fees (note 9)	670,263	71,000	70,000	60,000
Financial relations	59,000	-	-	-
Gain on disposal of exploration property	(7,400)	-	-	-
Insurance	50,815	8,329	6,249	4,088
Gain on disposal of equipment	(52,202)	-	-	(30,115)
Office, printing and miscellaneous (note 9)	360,058	14,993	13,721	13,826
Professional fees (note 9)	879,693	46,860	82,814	66,420
Property investigation	25,052	-	-	-
Regulatory and transfer fees	237,531	21,936	35,360	25,018
Rent (note 9)	102,930	6,000	6,000	6,000
Repairs and maintenance	13,291	-	-	-
Shareholder relations	426,731	82,335	90,859	112,740
Stock based compensation (note 7)	320,300	-	32,500	195,500
Telephone	20,373	1,277	1,325	3,304
Travel and promotion	145,449	3,654	15,164	10,790
Wages	12,864	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	1,133,596	-	-	-
Write-down of equipment	46,527	-	-	-
	4,934,397	**313,348**	**410,783**	**509,008**
Net loss before other items and income taxes	**4,934,397**	**313,348**	**410,783**	**509,008**
Other income				
Insurance proceeds	12,898	-	-	-
Interest	741,316	127,471	133,499	50,454
Net gain on marketable securities	40,094	-	-	-
Other expenses				
Interest, bank charges and foreign exchange	(87,666)	(63,241)	(2,818)	225
Loss on realization of demand debenture	(14,487)	-	-	-
	692,155	**64,230**	**130,681**	**50,679**
Net loss before income taxes	**(4,242,242)**	**(249,118)**	**(280,102)**	**(458,329)**
Future income tax recovery	**875,900**	**333,976**	**321,720**	**160,151**
Net income (loss) and comprehensive income (loss) for the period	**(3,366,342)**	**84,858**	**41,618**	**(298,178)**
Deficit – beginning of period	**-**	**(3,451,200)**	**(3,492,818)**	**(3,194,640)**
Deficit – end of period	**$(3,366,342)**	**$(3,366,342)**	**$(3,451,200)**	**$ (3,492,818)**
Basic and diluted income (loss) per share		**$ 0.00**	**$ 0.00**	**$ (0.01)**
Weighted average number of shares outstanding- basic		**36,837,814**	**34,581,970**	**27,452,769**
- diluted (note 2(g))		**36,837,814**	**34,869,616**	**-**

The accompanying notes are an integral part of these financial statements.

Alpha Gold Corp.

Balance Sheets

	February 28, 2009	February 29, 2008
Assets		
Current		
Cash and cash equivalents	$ 3,069,656	$ 4,004,766
Accounts receivable	107,006	106,445
Taxes receivable	-	102,736
Prepaid expense	1,332	7,428
	3,177,994	4,221,375
Reclamation bond (note 5)	**30,000**	30,000
Investment in exploration properties (note 3 and Schedule)	**513,682**	513,682
Expenditures on exploration properties (note 3 and Schedule)	**8,830,775**	7,789,375
Equipment (note 4)	**138,954**	126,017
	$ 12,691,405	$ 12,680,449
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 14,809	$ 13,747
Taxes payable (note 13)	237,892	-
	252,701	13,747
Future income tax liability (note 8)	**1,023,441**	760,620
	$ 1,276,142	$ 774,367
Shareholders' Equity		
Share capital (note 6)	**14,459,505**	15,035,182
Contributed surplus (notes 6 and 7)	**322,100**	322,100
Deficit	**(3,366,342)**	(3,451,200)
	11,415,263	11,906,082
	$ 12,691,405	$ 12,680,449

Nature of operations (note 1)

Approved by the Directors:

"Richard Whatley" **Director**

"Carl Pines" **Director**

The accompanying notes are an integral part of these financial statements.

Alpha Gold Corp.

Statements of Cash Flows

	Cumulative Inception to February 28, 2009	For the year ended, February 28, 2009	February 29, 2008	February 28, 2007
Cash provided by (used in):				
Operating activities				
Net income (loss) for the period	$ (3,366,342)	$ 84,858	$ 41,618	$ (298,178)
Items not affecting cash:				
Amortization	328,183	40,539	41,407	24,983
Future income tax recovery	(875,900)	(333,976)	(321,720)	(160,151)
Gain on disposal of equipment	(52,202)	-	-	(30,115)
Gain on sale of exploration property	(7,400)	-	-	-
Gain on disposal of marketable securities	(40,094)	-	-	-
Loss on realization of demand debenture	14,487	-	-	-
Stock based compensation	320,300	-	32,500	195,500
Write-off of cost of and expenditures on exploration properties abandoned	1,133,596	-	-	-
Write-down of equipment	46,527	-	-	-
	(2,498,845)	**(208,579)**	**(206,195)**	**(267,961)**
Changes in non-cash working capital (note 12)	**(237,643)**	**193,364**	**(93,767)**	**(25,962)**
	(2,736,488)	**(15,215)**	**(299,962)**	**(293,923)**
Investing activities				
Investment in and expenditures on exploration properties	(10,118,075)	(868,730)	(1,763,994)	(1,147,466)
Proceeds on disposal of exploration property	20,000	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-
Acquisition of reclamation bonds	(30,000)	-	(5,000)	(18,000)
Sale (purchase) of equipment, net of disposal	(460,401)	(52,415)	(116,798)	22,003
Demand debenture	(12,250)	-	-	-
	(10,540,632)	**(921,145)**	**(1,885,792)**	**(1,143,463)**
Financing activity				
Proceeds on issuance of shares, net of issue costs	**16,346,776**	**1,250**	**4,937,090**	**1,433,638**
Increase (decrease) in cash for the period	**3,069,656**	**(935,110)**	**2,751,336**	**(3,748)**
Cash and cash equivalents – beginning (note 2(d))	-	**4,004,766**	**1,253,430**	**1,257,178**
Cash and cash equivalents – ending (note 2(d))	**$ 3,069,656**	**$ 3,069,656**	**$ 4,004,766**	**$ 1,253,430**

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Alpha Gold Corp. (the “Company”) was incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

The investment in and expenditures on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the Company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The Company has suffered recurring losses from operations that raise doubt about its ability to continue as a going concern. Management has assessed that the Company’s ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation is dependent upon its ability to attain profitable operations or obtain adequate financing. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Significant Accounting Policies

a) Basis of Presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. As described in note 14, these principles differ in certain material respects from United States generally accepted accounting principles.

b) Financial Instruments

Effective March 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value on initial recognition, except for certain related party transactions. Subsequently all financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost.

2. **Significant Accounting Policies** (continued)

b) **Financial instruments (continued)**

Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

c) **Translation of Foreign Currency**

Amounts recorded in a foreign currency have been translated into Canadian dollars as follows:

(i) Accounts included in the statement of operations and deficit are translated at average rates of exchange prevailing during the period; and,

(ii) Accounts included in the balance sheet are translated at rates of exchange at period end; except that, equipment and investment in and expenditures on exploration properties are translated at rates prevailing at acquisition or exploration date.

All gains and losses arising from the translation of foreign currency are included in operations.

d) **Cash and Cash Equivalents**

The Company considers all investments that are cashable on demand and utilized periodically for day to day operations to be cash equivalents.

At February 28, 2009 the Company held a term deposit of $2,947,100 (2008 - $3,900,000), bearing interest at 2.75% (2008 – 4%) per annum.

2. **Significant Accounting Policies** (continued)

e) **Deferred Expenditures**

Acquisition costs of exploration properties, rights and options together with direct exploration and development expenditures thereon are deferred until the property is put into production, sold, or abandoned. Acquisition costs will be reduced by any payments from the granting of options to purchase the exploration property.

Such expenditures are to be amortized using the unit of production method based upon the estimated proven reserves in each cost centre as determined by independent engineers, or charged to operations if any cost centre is determined to be unsuccessful.

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company's ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Recorded costs are not intended to reflect present or future values of the properties.

The recovery of recorded costs is subject to measurement uncertainty, and it is reasonably possible that changes in future conditions in the near term could require a material change in the recorded amount.

The Company has adopted the CICA's Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated nominal future value. As of February 28, 2009 and February 29, 2008 no amount has been accrued.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

f) **Equipment**

Equipment is recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:

Computer equipment	- 30%
Furniture and fixtures	- 20%
Trucks	- 30%

2. Significant Accounting Policies (continued)

g) Income (loss) per Share

Basic income (loss) per share computations is based on the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income (loss) per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year. Diluted loss per share is not shown as it would understate the loss per share.

h) Share Issue Costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

i) Flow-Through Shares

The Company has adopted the CICA's guidance on the accounting treatment of Canadian flow-through shares through Emerging Issues Committee abstract-EIC 146. All flow-through shares issued by the Company have been accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deductions, the realization of the deductible temporary differences will be credited to operations in the period of renunciation.

j) Valuation of equity units issued in private placements

The Company has adopted a pro rata basis method with respect to the measurement of shares and warrants issued as private placement units. The pro rata basis method required each component to be valued at fair value and an allocation of the total proceeds received based on the pro rata relative values of the components.

The fair value of the common shares is based on the closing quoted bid price on the announcement date and the fair value of the common share purchase warrants is determined at the announcement date using the Black-Scholes pricing model. The fair value attributed to the warrants is recorded as contributed surplus. If the warrants expire unexercised, the value attributable to the warrants is attributed to common shares.

k) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this policy, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the temporary differences are expected to reverse. The effect on future income tax assets and liabilities as a result of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

2. Significant Accounting Policies (continued)

l) Stock Based Compensation

The Company accounts for stock options granted to directors, officers, employees and nonemployees using the fair value method of accounting. Accordingly, the fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and stock-based compensation is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting periods. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur.

m) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

n) Measurement Uncertainty

The amounts recorded for asset retirement obligation, equipment and the future recovery of the recorded cost of the properties are based on estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

o) Accounting changes

Effective January 1, 2007, the Company implemented the new CICA Handbook Section 1506 "accounting changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of change in accounting policies, estimates and error on the financial statements.

These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued that the Company has not adopted because they are not yet in effect.

The impact the adoption of this Section will have on the Company's financial statements will depend on the nature of future accounting changes.

2. Significant Accounting Policies (continued)

o) Accounting changes (continued)

Recent accounting pronouncements

Assessing Going Concern

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern (see note 1).

Capital Disclosures

The AcSB issued CICA Handbook Section 1535 "Capital disclosures" The section specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance (see note 10).

Financial Instruments

In December 2006, the CICA issued Handbook section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentations" to replace Section 3861, "Financial Instruments – Disclosure and Presentations".

Section 3862 provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Company's financial position and performance, and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. Section 3863 establishes standards for presentation of financial instruments.

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets (see note 11).

2. Significant Accounting Policies (continued)

o) Accounting changes (continued)

Recent accounting pronouncements not yet adopted

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook section 3064 "Goodwill and intangible assets" which is required to be adopted for fiscal years beginning on or after October 1, 2008. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company does not expect that the adoption of this new Section will have a material impact on its financial statements and will be adopted by the company on March 1, 2009.

International financial reporting standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Exploration Properties

	2009	2008
Acquisition costs (Schedule)	$ 513,682	$ 513,682
Deferred expenditures (Schedule)	8,830,775	7,789,375
	$ 9,344,457	$ 8,303,057

(a) Lust Dust Claims

(i) On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

(ii) On February 21, 1992, the Company acquired a 100% interest in certain other mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained 5% net profits interest and the 2% net smelter returns royalties for $150,000 cash.

4. Equipment

February 28, 2009	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 5,985	$ 1,303
Furniture & fixtures	17,375	15,767	1,608
Trucks	228,644	92,601	136,043
	$ 253,307	**$ 114,353**	**$ 138,954**

February 29, 2008			
Computer equipment	$ 7,288	$ 5,427	$ 1,861
Furniture & fixtures	16,361	15,587	774
Trucks	176,182	52,800	123,382
	$ 199,831	$ 73,814	$ 126,017

5. Reclamation Bond

	2009	2008
Cashable term deposit bearing no interest	**$ 30,000**	$ 30,000

The cashable term deposits are security for reclamation purposes. The investments are made for a one year term and will automatically renew at the maturity date.

6. Share Capital

a) Authorized

100,000,000 common shares without par value

b) Issued

	2009		2008	
	Number of Shares	Amount	Number of Shares	Amount
Balance - beginning of the year	36,867,814	$ 15,035,182	29,036,919	$ 10,483,489
Issued during the year				
- for cash @ $0.65	-	-	2,801,718	1,821,117
- for cash @ $0.75	-	-	3,060,496	2,295,372
Warrants exercised	-	-	1,968,681	1,092,729
Share issue costs	-	-	-	(278,128)
Income tax benefits renounced on flow through shares issued	-	(596,797)	-	(379,397)
Refund of overpayment of share issue cost	-	21,120	-	-
Balance – end of the year	**36,867,814**	**$ 14,459,505**	36,867,814	$ 15,035,182

6. Share Capital (continued)

c) Share issuances

During the current year:

i) The Company renounced the income tax benefits attached to the 3,060,496 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $596,797 and a reduction in share capital of the same amount.

During the prior year:

i) A private placement was completed on June 13, 2007. The private placement consisted of 5,862,214 units which were issued for proceeds of $4,116,489 (of which 3,060,496 were "flow-through" units at $.75 each and 2,801,718 were "non-flow-through" units at $0.65 each). Each unit consisted of one common share and one-half warrant. Each whole warrant is exercisable to purchase one additional non-flow-through common share for $0.90, expiring May 28, 2008. Share issue costs on this transaction were $278,128 for finder's fees paid in cash.

ii) 1,968,681 warrants were exercised for proceeds of $1,092,729.

iii) The Company renounced the income tax benefits attached to the 2,781,500 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $379,397 and a reduction in share capital of the same amount.

d) Warrants outstanding

Warrant transactions for the respective years are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance, February 28, 2007	2,592,824	$ 0.56
Warrants granted	2,931,107	$ 0.90
Warrants exercised	(1,968,681)	$ 0.56
Warrants expired	(624,143)	$ 0.56
Balance, February 29, 2008	2,931,107	$ 0.90
Warrants granted	-	-
Warrants exercised	-	-
Warrants expired	2,931,107	(0.90)
Balance, February 28, 2009	-	-

6. Share Capital (continued)

e) Options outstanding

The Company has established a share purchase option plan whereby the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. The options granted under the Plan may not exceed 10% of the Company's issued and outstanding shares of the Company at the award date. Options granted under the Plan may have a maximum term of five years. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.

	Number of options	Weighted average exercise price
Balance, February 28, 2007	1,700,000	$ 0.40
Options granted	-	-
Options expired	-	-
Balance, February 29, 2008	1,700,000	$ 0.40
Options granted	-	-
Options expired	-	-
Balance, February 28, 2009	**1,700,000**	**$ 0.40**

A summary of the Company's options outstanding at February 28, 2009 are as follows:

Number of options outstanding	Number of options exercisable	$ per share	Expiry date
500,000	500,000	$ 0.40	January 28, 2010
950,000	950,000	$ 0.40	January 26, 2010
250,000	250,000	$ 0.40	*March 31, 2010
1,700,000	1,700,000		

*The expiry date of 250,000 stock options was extended from April 1, 2007 to March 31, 2010. The fair value of the stock options increased by $25,000 which has been recognized as stock-based compensation expense and credited to contributed surplus in the year ended February 29, 2008.

f) Contributed surplus

	2009	2008
Balance, beginning of year	$ 322,100	$ 289,600
Stock-based compensation expense	-	32,500
Balance, end of year	**$ 322,100**	$ 322,100

7. Stock Based Compensation

During the year ended February 28, 2009, the Company granted no stock options.

During the year ended February 29, 2008, the Company granted no stock options. Stock-based compensation expense pertains to the vesting of options granted during the year ended February 28, 2007 and extension of terms as noted in Note 6(e).

7. Stock Based Compensation (continued)

During the year ended February 28, 2007, the Company granted 1,200,000 stock options. The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

Dividend rate	0.00%	Strike price	$ 0.40
Risk-free interest rate	4.09%	Spot price	$ 0.41
Expected life	2.9 years	Fair value	$ 0.17
Expected annual volatility	56.13%		

Based on the fair values above for the options granted and vested, compensation expense of $195,500 was recorded in operations for the year ended February 28, 2007, and credited to contributed surplus.

8. Income Taxes

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2009	2008	2007
Loss for the year before income taxes	$ (249,118)	$ (280,102)	$ (458,329)
Statutory Canadian corporate rates	30.75%	34.00%	34.10%
Anticipated tax recovery	$ (76,604)	$ (95,235)	$ (156,290)
Effect of tax rate change	3,052	(85,573)	(44,894)
Items not deductible for tax purposes	19,409	12,339	88,281
Expiry of non-capital loss carry-forward	37,438	37,144	35,583
Tax benefits recognized	(317,271)	(190,395)	(82,831)
Income tax recovery	$ **(333,976)**	$ (321,720)	$ (160,151)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2009	2008
Future income tax assets:		
Non-capital loss carry-forwards	$ 375,887	$ 342,859
Property and equipment	57,181	46,641
Share issue costs	43,974	65,557
Capital losses	1,592	1,592
Valuation allowance	(156,524)	(192,736)
	322,110	263,913
Future income tax liability:		
Mineral properties	(1,345,551)	(1,024,533)
Net future income tax liability	**$ (1,023,441)**	$ (760,620)

8. Income Taxes (continued)

The Company has available non-capital losses of $1,445,718, Cumulative Canadian Exploration Expenses of $2,633,244, Cumulative Canadian Development Expenses of $691,436 and Cumulative Foreign Exploration and Development Expenses of $844,582 which may be carried forward to reduce taxable income in future years. The potential future income tax benefit arising from the non-capital losses prior to 2007 is not reflected in these financial statements. The non-capital losses expire as follows:

2010	$ 124,174
2011	173,260
2015	136,155
2016	168,427
2027	216,928
2028	419,423
2029	207,351
	$ 1,445,718

The Company has recorded a valuation allowance against its future income tax asset related to non-capital loss carry-forwards that expire on or before 2016 because it does not believe it is more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

9. Related Party Transactions

During the year, the Company paid fees of $135,000 (2008 - $160,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $10,150 (2007 - $8,900) for secretarial and bookkeeping services, $6,000 (2008 - $6,000) for office rental, and $nil (2008 - $2,000) for vehicle rental to directors of the Company or companies controlled by directors of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

10. Capital Management

The Company defines its capital as shareholders' equity and cash and cash equivalents. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets, incur debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

11. Financial Instruments

As disclosed in Note 2 (b), the Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to various risks. The types of risk exposure and the way in which such exposures are managed are as follows:

11. Financial Instruments (continued)

Credit Risk - The Company's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash is invested in business accounts with quality financial institutions and which is available on demand for the Company's programs.

Market Risk – The significant market risk exposures to which the Company is exposed are interest rate risk and commodity price risk. For the year ended February 28, 2009, every 1% fluctuation in interest rates up or down would have impacted net income up or down by approximately $34,000 before income taxes.

Interest rate risk – In respect to the Company's financial assets, the interest rate mainly arises from the interest rate impact on our cash and cash equivalents and reclamation deposits.

Commodity price risk – The value of the Company's mineral resource properties is related to the price of various commodities and the outlook for them. Commodity prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial retail demand, central bank lending, forward sales by producers and speculators, level of worldwide production and short-term changes in supply and demand.

12. Supplemental Cash Flow Information

Changes in non-cash working capital

	Cumulative, inception to February 28, 2009	**2009**	2008	2007
Accounts receivable	$ (87,136)	$ 19,308	$ (77,311)	$(24,908)
Subscriptions receivable	-	-	-	(6,000)
Taxes receivable	-	-	(7,027)	-
Prepaid expense	(1,332)	6,098	(7,428)	607
Accounts payable and accrued liabilities	13,748	-	(2,001)	4,339
Taxes payable	(162,922)	167,958	-	-
	$ (237,643)	**$ 193,364**	$ (93,767)	$ (25,962)

The Company had the following cash transactions

	2009	2008	2007
Interest paid	**$ -**	$ -	$ 694
Interest received	**$ 75,879**	$ 51,288	$ 32,496
Income taxes received	**$ -**	$ -	$ 75,746

13. Taxes payable

The Company has been reassessed by Canada Revenue Agency in respect to flow-through and BC mining tax credit filings going back through 2002. In lieu of proposed audit adjustments, the Company has accrued $237,892 in taxes payable, including interest and penalties and has added to deferred exploration expenditures amounts previously claimed as refundable tax credits of $172,670, net of credits received during the current year.

14. Generally Accepted Accounting Principles in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP).

a) US GAAP requires that exploration costs related to projects at a pre-feasibility stage of development be charged to expense as incurred. Under Canadian GAAP costs incurred prior to the point where feasibility can be determined are not precluded from initial capitalization and subsequent deferral.

b) Due to the required expensing of exploration costs, the future income liability for US GAAP is nil.

c) Had the Company followed US GAAP, certain items on the statements of income and deficit would have been reported as follows:

	Cumulative, inception to February 28, 2009	**2009**	2008	2007
Income (loss) per Canadian GAAP	$ (3,366,342)	$ 84,858	$ 41,618	$ (298,178)
Effect of the expensing of exploration costs for the year	(9,344,457)	(1,041,400)	(1,754,277)	(1,229,752)
Effect of future income taxes	1,023,441	(333,976)	(321,720)	(111,558)
Loss per US GAAP	$ 11,687,358	**$(1,290,518)**	$ (2,034,379)	$ (1,639,488)
Basic loss per share under US GAAP		**$ (0.04)**	$ (0.06)	$ (0.06)

14. Generally Accepted Accounting Principles in Canada and the United States (continued)

d) The effects of the differences in accounting under Canadian GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	**2009**		2008	
	Canadian GAAP	**US GAAP**	Canadian GAAP	US GAAP
Current assets	$ 3,177,994	$ 3,177,994	$ 4,221,375	$ 4,221,375
Reclamation bonds	30,000	30,000	30,000	30,000
Exploration properties and deferred costs	9,344,457	-	8,303,057	-
Equipment	138,954	138,954	126,017	126,017
	$ 12,691,405	**$ 3,346,948**	$ 12,680,449	$ 4,377,392
Current liabilities	$ 252,701	$ 252,701	$ 13,747	$ 13,747
Future income tax liability	1,023,441	-	760,620	-
Share capital	14,459,505	15,056,302	15,035,182	15,414,579
Contributed surplus	322,100	322,100	322,100	322,100
Deficit	(3,366,342)	(12,284,155)	(3,451,200)	(11,373,034)
	$ 12,691,405	**$ 3,346,948**	$ 12,680,449	$ 4,377,392

e) Reconciliation of statements of cash flows

		2009	
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (15,215)	$ (921,145)	$ 1,250
Effect of the write-off of exploration and G&A project costs	(868,730)	868,730	-
Cash generated (used) per US GAAP	**$ (883,945)**	**$ 52,415**	**$ 1,25**

		2008	
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (299,962)	$ (1,885,792)	$ 4,937,090
Effect of the write-off of exploration and G&A project costs	(1,763,994)	1,763,994	-
Cash generated (used) per US GAAP	$ (2,063,956)	$ (121,798)	$ 4,937,090

		2007	
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (293,923)	$ (1,143,463)	$ 1,433,638
Effect of the write-off of exploration and G&A project costs	(1,147,466)	1,147,466	-
Cash generated (used) per US GAAP	$ (1,441,389)	$ 4,003	$ 1,433,638

Alpha Gold Corp.

Schedule of Acquisition Costs

February 28, 2009 and February 29, 2008

		Total	
	Lust Dust	**2009**	2008
Balance - beginning of year	$ 513,682	$ 513,682	$ 513,682
Acquisition costs for the year	-	-	-
Balance - end of year	$ 513,682	**$ 513,682**	$ 513,682

Alpha Gold Corp.

Schedule of Deferred Expenditures

February 28, 2009 and February 29, 2008

	Total	
	2009	2008
Exploration		
Assaying	$ 10,235	$ 91,097
Camp expenses	50,105	118,317
Drilling	517,682	893,148
Filing fees & claim assessment	-	-
Fuel	751	7,630
Geological/geochemical work and reports	116,358	402,943
On-site management	-	20,000
Roadwork/reclamation	164,302	202,914
Travel	9,297	25,255
	868,730	1,761,304
BC Mining Tax Credit (note 13)	172,670	(7,027)
Expenses for the year	**1,041,400**	1,754,277
Balance – beginning of the year	**7,789,375**	6,035,098
Write-down of mineral property	**-**	-
Balance – end of the year	**$ 8,830,775**	$ 7,789,375